9/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 8/28/02

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02054027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/31/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAGEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 CENTURY PARK LANE, #415

(No. and Street)

LOS ANGELES, CA 90067

(City) (State) (Zip Code)

SEC MAIL RECEIVED AUG 2 7 2002 WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TYRONE H. WYNFIELD (310) 553-7200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVANO & LOMBARD, CERTIFIED PUBLIC ACCOUNTANTS, A PROFESSIONAL CORPORATION

(Name – *if individual, state last, first, middle name*)

3848 CARSON STREET, SUITE 212 TORRANCE, CA 90503

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 8 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TYRONE H. WYNFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAGEN SECURITIES, INC. (A CALIFORNIA CORPORATION), as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tyrone H. Wynfield
Signature

PRESIDENT
Title

Subscribed and Sworn before me

Notary Public 8/22/2002

MOHAMMAD KISHAWI
COMM. #1267862
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. July 14, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVANO & LOMBARD

CERTIFIED PUBLIC ACCOUNTANTS,
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Hagen Securities, Inc. (a California corporation) as of June 30, 2002 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hagen Securities, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Silvano & Lombard

Silvano and Lombard, Certified Public Accountants
A Professional Corporation

Torrance, California
August 15, 2002

3848 CARSON STREET • SUITE 212 • TORRANCE, CA 90503 • PHONE (310) 540-8080 • FAX (310) 540-8280

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

BALANCE SHEET

JUNE 30, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 87,829
Total Current Assets	87,829
Loan receivable	5,469
	$ 93,298

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Payroll taxes payable	$ 754
Income taxes payable	90
Total Current Liabilities	844
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	82,454
Total Shareholder's Equity	92,454
	$ 93,298

The accompanying notes are an integral part of this balance sheet.

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2002

REVENUE -Commissions	$ 97,409
OPERATING EXPENSES:	
Compensation of officer	30,000
Management fees	25,000
Office expense	16,043
Rent	15,000
Due diligence	7,000
Broker dealer fees	2,908
Payroll taxes	2,414
Continuing education	2,015
Total Operating Expenses	100,380
NET LOSS FROM OPERATIONS	(2,971)
OTHER INCOME – Interest Income	2,843
LOSS BEFORE PROVISION FOR INCOME TAXES	(128)
LESS PROVISION FOR INCOME TAXES	909
NET LOSS	$ (1,037)

The accompanying notes are an integral part of this statement.

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Totals
Balance June 30, 2001	10,000	$ 10,000	$ 83,491	$ 93,491
Net Loss	-	-	(1,037)	(1,037)
Balance June 30, 2002	10,000	$ 10,000	$ 82,454	$ 92,454

The accompanying notes are an integral part of this statement.

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2002

Cash flows from operating activities	
Net loss	$ (1,037)
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in taxes due	697
Net cash utilized by operating activities	(340)
Cash flows from investing activities	-
Cash flows from financing activities	
Repayment of shareholder loan	(10,000)
Loan to shareholder	(5,469)
Net cash utilized by financing activities	(15,469)
Net decrease in cash and cash equivalents	(15,809)
Cash and cash equivalents, June 30, 2001	103,638
Cash and cash equivalents, June 30, 2002	$ 87,829

The accompanying notes are an integral part of this statement.

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

Note 1 - Summary of Significant Accounting Policies

Nature of Business
Hagen Securities, Inc. (the "Company") was incorporated on August 9, 1990 under the laws of the State of California. The Company is a broker-dealer licensed with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Its primary business activity is the sale of public and private direct participation programs.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less from the balance sheet date to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Since there are no significant timing differences between financial and tax accounting no provision for deferred taxes is required. During the year ended June 30, 2002, the Company paid state income taxes amounting to $800.

Note 2 - Net Capital Requirements
As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2001, the Company had net capital of $86,985, which was $81,985 in excess of the required amount.

Note 3 - Related Party Transactions
The Company paid a management fee of $25,000 to a corporation that is wholly owned by the sole shareholder of Hagen Securities, Inc.

Note 4 - Shareholder Loans
The Company has advanced $5,469 to its sole shareholder. The advance is payable on demand and bears no interest.

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED JUNE 30, 2002

Total shareholder's equity from balance sheet (Page 2)	$ 92,454
Deduct unallowable assets for net capital computation- officer loan receivable	(5,469)
Net capital before haircuts	86,985
Haircuts - investment security	-
Net capital	$ 86,985
Total aggregate indebtedness included in balance sheet	$ 844
Minimum net capital required (6 2/3% of total aggregate indebtedness	$ 56
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 81,985
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness	$ 86,901

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no differences between the net capital as presented in the unaudited Part IIa, Focus Report filing as of June 30, 2002 and the audited financial statements presented herewith.

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS PER RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2002

A computation of reserve requirements is not applicable to Hagen Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

HAGEN SECURITIES, INC.
(A CALIFORNIA CORPORATION)

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PER RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2002

Information relating to possession or control requirements is not applicable to Hagen Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

SILVANO & LOMBARD

CERTIFIED PUBLIC ACCOUNTANTS,
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Hagen Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of Hagen Securities, Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. The recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited

3848 CARSON STREET • SUITE 212 • TORRANCE, CA 90503 • PHONE (310) 540-8080 • FAX (310) 540-8280

may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than those specified parties.

Silvano & Lombard

Silvano and Lombard, Certified Public Accountants
A Professional Corporation

Torrance, California
August 15, 2002